SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTURY PROPERTIES FUND XIX, LP

(Name of the Issuer)

CENTURY PROPERTIES FUND XIX, LP

FOX PARTNERS II

FOX CAPITAL MANAGEMENT CORPORATION

AIMCO/IPT, INC.

AIMCO PROPERTIES, L.P.

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

IPLP ACQUISITIONS I, L.L.C.

AIMCO CPF XIX MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH A COPY TO:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 10,400,306.63	$1,418.60

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 28,521.34 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $364.65 per limited partnership unit.
**	Calculated by multiplying the transaction valuation of $10,400,306.63 by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,418.60	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P.

Form or Registration No.: Form S-4	Date Filed: February 28, 2013

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On February 28, 2013, Century Properties Fund XIX, LP, a Delaware limited partnership (“CPF XIX”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”) and AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for the merger of the Merger Subsidiary with and into CPF XIX, with CPF XIX as the surviving entity (the “Merger”), upon approval by a majority in interest of the units of limited partnership interest of CPF XIX (the “Units”) outstanding.

On June 18, 2013, AIMCO Properties and its affiliates took action by written consent to approve the Merger, which was completed on June 18, 2013. Prior to the Merger, there were 89,233 Units issued and outstanding, of which AIMCO Properties and its affiliates owned 60,711.66 Units (approximately 68.04%). After accounting for a voting restriction to which a portion of such Units were subject, AIMCO Properties and its affiliates were entitled to vote 49,469 Units, or approximately 55.44% of the outstanding Units, in favor of the Merger Agreement and the Merger. As a result of the Merger, each Unit outstanding immediately prior to consummation of the Merger (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $364.65 in cash (the “Cash Consideration”) or 12.33 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In addition, as a result of the Merger, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 1,000 units of limited partnership interest of CPF XIX. Fox Partners II continues to be the general partner of CPF XIX.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

CENTURY PROPERTIES FUND XIX, LP

By:	Fox Partners II
Its General Partner

By:	Fox Capital Management Corporation
Its Managing General Partner

	By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

FOX CAPITAL MANAGEMENT CORPORATION

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

FOX PARTNERS II

By:	Fox Capital Management Corporation
Its Managing General Partner

	By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

AIMCO/IPT, INC.

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

AIMCO-GP, INC.

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

APARTMENT INVESTMENT AND MANAGEMENT
COMPANY

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

AIMCO CPF XIX MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

AIMCO IPLP, L.P.

By:	Aimco/IPT, Inc.
Its General Partner

	By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

IPLP ACQUISITIONS I, L.L.C.

By:	Aimco IPLP, L.P.
Its Sole Member

By:	Aimco/IPT, Inc.
its General Partner

	By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, among Aimco, Aimco OP, AIMCO/Bethesda Holdings, Inc., the lenders from time to time party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s Current Report on Form 8-K, dated December 13, 2011, is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of October 31, 2012 by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(2)	Appraisal Report, dated as of October 31, 2012, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(4)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(5)	Appraisal Report, dated as of January 28, 2013, by KTR Real Estate Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.5 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(6)	Appraisal Report, dated as of January 28, 2013 by KTR Real Estate Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.6 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated February 28, 2013 (Annex A to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(g)	Not applicable.